Exhibit 99.1

Santiago, September 30, 2021

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session on September 28, the Board of Banco Santander - Chile approved the following contract with related parties:

Transfer contracts related to billable services of the Santander Spain Group to its subsidiaries. These services are provided by the divisions of the corporate center in Spain, for the benefit of the different countries, including Banco Santander-Chile.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo and Óscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of this operation, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:	- Stock Exchange